April 20, 2012

VIA EDGAR, UPS AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	AOL Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 10, 2012
Additional Soliciting Materials on Schedule 14A
Filed April 10, 2012
File No. 001-34419

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated April 18, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

Letter to Stockholders

1.
Given that you are not seeking to replace a majority of the board, acknowledge the limitations that your nominees would face if elected to the eight-member board. Further, please balance the message in the letter and in future soliciting materials to acknowledge that there can be no assurance that the election of your nominees will result in changes that enhance stockholder value.

We have revised the Proxy Statement to clarify that if elected the Nominees would comprise less than a majority of the Board and there can be no assurance that any actions or changes proposed by the Nominees will be adopted or supported by the Board.  See Letter to Stockholders and page 8 of the Proxy Statement.  We further confirm that in future soliciting materials Starboard will acknowledge that there can be no assurance that the election of the Nominees will result in changes that enhance stockholder value.

General

2.
Please set forth the basis for, or remove statements that characterize the participants as “significant” shareholders. In this regard, we note the participants’ beneficial ownership of 5.3% and its relative ownership percentage vis-à-vis other principal stockholders of the company. Please revise.

We acknowledge the Staff’s comment.  On a supplemental basis, Starboard notes that the Staff has described shareholders who are subject to Section 13(d) of the Exchange Act as “significant” shareholders.  Specifically, the Staff has stated that “Section 13(d) of the Exchange Act, as implemented by the Commission in its regulations adopted thereunder, sets forth the circumstances when public disclosure of plans and proposals by significant shareholders, as well as agreements among shareholders to act together with respect to voting matters, must be disclosed to the market.”  (emphasis added).  (See Release No. 31326, Release No. 19031, Release No. 34-31326, Release No. IC - 19031, 52 S.E.C. Docket 2028, 1992).  We note that Starboard (i) is a 5.3% shareholder of the Company, (ii) is subject to Section 13(d) of the Exchange Act, and (iii) files statements on Schedule 13D with the Staff in accordance with Section 13(d).  Accordingly, we believe that it is appropriate and consistent with the Staff’s interpretation of a “significant” shareholder to refer to the participants as “significant” shareholders.

3.
Please remove or explain footnote 1. Your proxy statement should clearly identify the total number and identity of the nominees that you intend to nominate to the Board. If it is your intention to nominate less than a majority but more than three director candidates, then revise your materials to state this fact. Please revise or advise. Please also note our subsequent comment 16 regarding substitute nominees.

We have revised the Proxy Statement to remove the footnote referenced in the Staff’s comment.  See page 1 of the Proxy Statement.  We have further revised the Proxy Statement to remove the brackets around the number of nominees for whose election Starboard is soliciting proxies in order to remove any ambiguity regarding Starboard’s intention to seek the election of three candidates to the Board.  Starboard will identify its three nominees before the filing of its definitive Proxy Statement.

4.
Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Throughout your proxy statement and the additional soliciting materials, you have not consistently characterized your assertions of opinion as such. Additionally, support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion and/or which require supplemental information and further disclosure to support your belief or opinion.

•	“Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years.”

We acknowledge the Staff’s comment.  On a supplemental basis, we note that Starboard was founded in February 2011 through a spin-off transaction from Ramius LLC (“Ramius”), the investment management subsidiary of the Cowen Group.  Prior to founding Starboard, members of the Starboard investment team managed the Ramius small cap value and opportunity investment platform.  Starboard’s investment strategy and performance track record was developed and initiated at Ramius in 2002 (the “V&O Investment Strategy”).  The V&O Investment Strategy is to focus on deeply undervalued small cap companies and actively engage with management teams and Boards of Directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.  Implementation of the V&O Investment Strategy has led to the addition or replacement of 82 corporate directors on 31 Boards of Directors.  Additionally, as of February 2012, the V&O Investment Strategy has outperformed the net annualized return of the Russell 2000 Index by more than 600 basis points since 2002.

•	“AOL’s Display business is currently losing over $500 million per year.”

We acknowledge the Staff’s comment and refer you to page 4 of the attached Exhibit A. AOL Barclays Research 4.9.12.  Barclays’ model shows that the Display business EBITDA losses were over $500 million in 2011 ($527.4 million specifically).  Further, during Starboard’s meeting on October 4, 2011 with AOL’s investor relations contact, Eoin Ryan, Mr. Ryan noted that Starboard’s estimate of more than $500 million of losses in the Company’s Display business was approximately accurate.  In addition, the Company provides revenue by business segment.  During the October 4, 2011 meeting, Mr. Ryan also noted that EBITDA margins are in the range of 75-80% in the Access business and in the mid-70% range for the Search business. Through its research, Starboard learned from several parties that EBITDA margins in the Advertising Network business are in the mid single digits.  As a result, Starboard was able to calculate with high certainty EBITDA from AOL’s other businesses and derive an estimate of more than $500 million of EBITDA losses in the Display business.

•	all assertions regarding estimated valuations of assets, including the assets associated with the Display business and assertions regarding AOL’s distinct business units on pages 8-9; and,

We acknowledge the Staff’s comment and note that while Starboard mentions that many of AOL’s assets are valuable (specifically, the Advertising Network, Search business, Display business, NOLs, and real estate), the only asset to which Starboard ascribes value in the section on pages 8-9 of the Proxy Statement is the Access business.  We have revised the Proxy Statement to include an additional footnote in the relevant table to highlight some of the key assumptions driving Starboard’s valuation analysis of the Access business.  See pages 9-10 of the Proxy Statement.

•	assertions regarding the “substantial” or “massive operating losses” associated with the Display business and Patch.

We acknowledge the Staff’s comment.  On a supplemental basis, Starboard notes that Wall Street analysts indicate that the Display business lost over $500 million in 2011.  See Exhibit A. AOL Barclays Research 4.9.12.  Further, based on revenue numbers for Patch discussed in the media and cost numbers discussed by management publicly, it appears that Patch lost approximately $150 million in 2011.  Please refer to the quotes reproduced below.

“According to documents we’ve viewed, Patch’s outside sales force generated just $7.8 million dollars in revenue through the middle of December.”

Nicholas Carlson, Business Insider.com, December 16, 2011. (Available at: http://www.businessinsider.com/weve-gotten-a-good-look-at-aols-local-ad-revenues-and-they-are-tiny-2011-12)

and

“…we're going to spend $160 million a year this year on Patch….”

Arthur Minson, CFO, Investor Day, June 16, 2011

Background to the Solicitation, page 4

5.
To the extent relevant to an understanding of the current solicitation by the participants and/or the nominees’ plans if elected, further supplement your disclosure to succinctly describe the material items discussed at meetings between the company and Starboard Value LP on January 13, 2012, January 26, 2012, February 7, 2012, and February 10, 2012. Finally, please update the filing to discuss any material contacts Starboard Value LP and its affiliates have had with the company since the filing of the preliminary proxy statement.

We have revised the Proxy Statement to provide additional disclosure regarding the material items discussed at meetings between the Company and Starboard on January 13, 2012, January 26, 2012, February 7, 2012, and February 10, 2012.  See page 4 of the Proxy Statement.  We have further revised the Proxy Statement to include all material contacts Starboard has had with the Company since the filing of the preliminary Proxy Statement.  See pages 6-7 of the Proxy Statement.

6.
Please provide us with the relevant portion of the Bloomberg article you cite on page 5 and any supplemental support for your statement that Glass Lewis & Co. has concerns over the poor executive structure of the company.

Please see attached the referenced Bloomberg article cited on page 5 of the Proxy Statement and the Glass Lewis & Co. report on AOL for the year 2011, both attached as Exhibit B.

Reasons for the Solicitation, page 7

7.
Please elaborate on the specific plans, if any, that the nominees intend to advocate for if elected. Clarify the “immediate actionable value creation initiatives” and the range of options disclosed on page 10 that the nominees would present for consideration to the board if elected. Further, disclose whether the participants have identified any joint venture partners or buyers for the businesses cited and the timeline for any proposed disposition of assets. If there are no specific plans, state this fact as well.

We acknowledge the Staff’s comment.  On a supplemental basis, we advise the Staff that Starboard has highlighted certain of the specific potential value creation initiatives on page 10 of the Proxy Statement.  We have revised the Proxy Statement to disclose that the Participants have not identified any joint venture partners or buyers for the businesses cited, nor do the Participants have a specific timeline for any proposed disposition of assets.  We have further revised the Proxy Statement to disclose that Starboard expects that the Nominees, if elected and subject to their fiduciary duties as directors, would more fully evaluate the potential value-creation initiatives described on page 10 of the Proxy Statement from their position and perspective inside the boardroom in the context of other information and plans with regard to these businesses in order to determine whether to present some or all of these proposed actions for consideration by the full Board.

“AOL’s Market Value Does Not Reflect the Value of the Sum of-its Parts...,” page 8

8.
Throughout this section, you present tabular data that appear to be based almost entirely on estimates you have created and which omit discussion of material assumptions, methodologies and qualifications. Please remove the tabular data from the proxy statement and future soliciting materials. Refer to Rule 14a-9. Alternatively, revise throughout to disclose the assumptions, methodologies and all relevant metrics used to derive the estimates in your filing. Further, please disclose prominently that the participants’ estimates are further limited given that the company data upon which they appear to be derived does not disaggregate the financial results in the same manner.

We acknowledge the Staff’s comment and have revised the tabular data in the referenced section to disclose the assumptions, methodologies and all relevant metrics used to derive Starboard’s estimates.  See pages 10-11 of the Proxy Statement.  We note on a supplemental basis that Starboard’s Access DCF analysis is generally in line with Wall Street estimates.  For example, please refer to page 17 of the UBS report attached as Exhibit C. AOL UBS Research 08.31.11.  In this report, the UBS analyst values the Access business at $1.283 billion, which is above Starboard’s valuation of $1.151 billion, as illustrated in the table on page 9 of the Proxy Statement.

We have further revised the Proxy Statement to disclose prominently that certain of the information in the tables has been derived from Company data, however, it should be noted that the Company does not separately report its financial results in the same manner.  See pages 9-10 of the Proxy Statement.

9.
We note that you have included non-GAAP financial measures in your proxy statement and additional soliciting material, including but not limited to, Access DCF Value and 2011 EBITDA (excluding estimated Display losses). Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Additionally, please avoid use of abbreviated terms and instead, define any metrics used to facilitate shareholders’ understanding of the information being presented.

We acknowledge your comment regarding the use of non-GAAP financial measures in the Proxy Statement and additional soliciting material.  On a supplemental basis, we note our belief that Rule 100 of Regulation G and the referenced Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures (“Question 101.01”) are not relevant to a dissident in a proxy contest for board representation.

Rule 100 of Regulation G covers the use of non-GAAP financial measures by “a registrant, or person acting on its behalf” (emphasis added).  Question 101.01 refers to the absence of certain exemptions from Regulation G.  However, Starboard is neither a registrant, nor a person acting on behalf of a registrant and therefore Regulation G does not apply to our use of non-GAAP financial measures in the Proxy Statement and additional soliciting material regardless of the availability of any exemption.

10.
You indicate on the chart on page 11 that AOL paid $32 million each for TechCrunch and Thing Labs, Inc. and $31 million each for Pictela and About.me, Inc. We note that the company’s Form 10-K for the fiscal year ended December 31, 2010 indicates that the aggregate purchase price for these four acquisitions was $63.8 million. Please advise as to why you believe that the aggregate purchase price is $126 million or revise the filing.

We acknowledge the Staff’s comment.  On a supplemental basis, Starboard notes that the research report attached as Exhibit D. AOL Needham Research 09.06.11. on page 3 cites Forbes as the source for the following purchase prices: TechCrunch $32 million, Things Lab $32 million, Pictela $31 million, About.me $31 million.  In aggregate, this would equate to $126 million.

Further, Starboard notes on a supplemental basis that the Company’s Form 10-K for the fiscal year ended December 31, 2010 states that “The aggregate purchase price of these acquisitions was $63.8 million, net of cash acquired”, with regard to the aggregate purchase price of TechCrunch, Things Lab, Pictela and About.me.

11.
Please clarify how you calculated Mr. Armstrong’s “direct ownership of approximately 1.7% of the outstanding shares of Common Stock” and the Board’s “collective 1.8% of the outstanding shares of Common Stock.” In this regard, we note that the company’s proxy statement indicates that Mr. Armstrong beneficially owns 4.1% of the common stock and that the Board beneficially owns 4.9% of the common stock.

We acknowledge the Staff’s comment and provide the following response on a supplemental basis.  In calculating Mr. Armstrong’s “direct ownership of approximately 1.7% of the outstanding shares of Common Stock” and the Board’s “collective 1.8% of the outstanding shares of Common Stock” we have included only shares of Common Stock owned “outright” rather than shares granted by the Company and subject to options that are currently exercisable or may be acquired within 60 days of April [19], 2012.  We have revised the Proxy Statement to provide this clarification of our calculations.  See page 15 of the Proxy Statement.

 “Our Three Nominees Have the Experience...,” page 13

12.	Please provide support for the assertion that Mr. Epstein has “delivered significant value to patent owners from the sale or licensing of patents...”

We have revised the Proxy Statement to remove this assertion

Proposal No. 1, page 15

13.
We note that you intend to nominate three directors but have included information regarding five director nominees. Please revise the disclosure throughout the proxy statement to disclose the names of the three director nominees for which you intend to solicit proxies.

We acknowledge the Staff’s comment.  We note that Starboard has not presently identified which three Nominees it is soliciting proxies for and expects to identify such three Nominees before the filing of its definitive Proxy Statement.

14.
We refer to Item 401(e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf. Please disclose the particular qualifications of each nominee considered for the board that led the participants to conclude that they would be suitable for election to AOL’s board at this particular time. In this regard, please be advised that the mere recitation of the biographical information of each candidate, without more, is insufficient. For example, please revise to disclose whether the participants considered any specific qualities or experience of each nominee.

We acknowledge the Staff’s comment and have revised the Proxy Statement to further elaborate on the particular qualifications of each Nominee that led us to conclude that they would be suitable for election to AOL’s Board at this particular time.  See pages 17-19 of the Proxy Statement.

15.	Please disclose the dates that Messrs. Miller, Smith and Warner have worked for their current employers.

Starboard has revised the Proxy Statement to disclose the dates on which each of Messrs. Miller, Smith and Warner commenced their respective employment with their current employers.  See pages 17-19 of the Proxy Statement.

16.
You have reserved the right to vote for unidentified substitute nominees. Please advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We acknowledge the Staff’s comment and note that we believe that Starboard is not required to identify or nominate substitute nominees at this time in order to comply with any applicable Company advance notice bylaw.  Starboard further confirms that, should the Participants lawfully identify or nominate substitute nominee(s) before the Annual Meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominee(s), (2) discloses whether such nominee(s) have consented to being named in the revised proxy statement and to serve if elected and (3) includes such substitute nominee(s) in the section entitled “Additional Participant Information” and on Schedule I.

Proposal No. 4., page 21

17.	We refer to footnote 2. Please confirm that your definitive proxy statement when filed, will set forth how the participants intend to vote.

We acknowledge the Staff’s comment and confirm that our definitive Proxy Statement, when filed, will set forth how we intend to vote with respect to Proposal No. 4.

Voting and Proxy Procedures

Quorum; Discretionary Voting, page 23

18.
We note disclosure stating that brokers will have discretionary authority to vote shareholders’ shares on the proposal regarding the ratification of the independent registered auditors. It is our understanding that given the contested-nature of the election, current NYSE rules do not permit broker discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

We have revised the disclosure regarding discretionary voting to clarify that due to the contested nature of the election, none of the matters to be voted on at the Annual Meeting are considered routine and, accordingly, brokers will not be able to exercise discretionary voting authority with respect to any of the proposals.  See page 26 of the Proxy Statement.

Votes Required for Approval, page 24

19.	Please disclose the votes required for the approval of each of the proposals for which you are soliciting proxies other than for the election of directors. See Item 21(a) of Schedule 14A.

We have revised the Proxy Statement to disclose the votes required for the approval of each of the proposals to be voted on at the Annual Meeting. See page 27 of the Proxy Statement.

Solicitation of Proxies

20.	Please disclose the information required by Item 4(b)(4) of Schedule 14A.

We acknowledge the Staff’s comment and have revised the Proxy Statement to provide the information required by Item 4(b)(4) of Schedule 14A.  See page 28 of the Proxy Statement.

21.
We note that you plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Starboard confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Starboard intends to fully comply with the requirements of Rule 14a-6(b) and (c) in that respect.

22.
Further to our comment above, please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for such online communications.

Starboard does not currently plan to solicit proxies via internet chat rooms.

Incorporation by Reference, page 27

23.
You refer security holders to information that you are required to provide that will be contained in the company’s proxy statement for the annual meeting. We presume that you are relying on Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We acknowledge the Staff’s comment regarding the use of Rule 14a-5(c).  It is Starboard’s understanding that to the extent the Proxy Statement refers to information contained in the Company’s proxy statement, Starboard can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  However, Starboard intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

Schedule I

24.	Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b)(iv) of Schedule 14A.

The Proxy Statement has been updated to include all information as of the most reasonable practicable date.  All blanks and missing information have been filled in to the extent possible and all additional blank information will be filled in as soon as available and no later than the definitive Proxy Statement.

Proxy Card

25.	Please revise to clearly state whether each matter to be acted upon was proposed by the company or by Starboard Value LP. See Exchange Act Rule 14a-4(a)(3).

We have revised the Proxy Card to clearly state with respect to each matter to be acted upon whether it was proposed by the Company or by Starboard.  See Proxy Card.

26.	Please revise the proxy statement and form of proxy card to specifically identify the names of the company nominees for whom proxies will not be voted. Refer generally to Release No. 34-31326.

We acknowledge the Staff’s comment.  However, at this time, Starboard has not identified with certainty the Company nominees for whom proxies will not be voted.  Starboard expects to identify such Company nominees before the filing of its definitive Proxy Statement.

27.
Given that you seek to nominate only three persons, please disclose only the names of the three nominees you are proposing and remove the additional nominees’ names from the proxy card. Similarly, clarify Starboard’s intentions with respect to the three Starboard nominees it seeks to elect.

We acknowledge the Staff’s comment.  As previously noted in response to Question No. 13, Starboard has not presently identified which three nominees it is soliciting proxies for and expects to identify such three nominees before the filing of its definitive Proxy Statement.  At such time, Starboard shall disclose only the names of such three nominees on the Proxy Card and shall remove any additional nominees’ names from the Proxy Card.

*            *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and additional soliciting materials on Schedule 14A, each filed by the undersigned on April 10, 2012, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  April 20, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell, Peter A. Feld, Ronald S. Epstein, Steven B. Fink, Dennis A. Miller and James A. Warner